May 23, 2025

Xianfeng Yang
Chief Executive Officer
BIT Mining Limited
428 South Seiberling Street
Akron, Ohio 44306

       Re: BIT Mining Limited
           Registration Statement on Form F-3
           Filed May 16, 2025
           File No. 333-287337
Dear Xianfeng Yang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lulu Cheng at 202-551-3811 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Yi Gao